CST Trust Company
P.O. Box 4202, Postal Station A
Toronto, ON M5W 0E4
Tel: 416.682.3800
Fax: 1.877.715.0494
www.canstockta.com

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Amended

April 14, 2014

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers
Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory
Superintendent of Securities, Nunavut

RE:  Nordion Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	May 27, 2014
Record date for notice:	April 24, 2014
Record date for voting:	April 24, 2014
Beneficial ownership determination date:	April 24, 2014
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

Jackson Gair
Associate Manager, Trust Central Services
cc:   CDS & Co.  (Via Fax)